EXHIBIT 1

Pillar 3 Report

June 2020

Incorporating the requirements of APS330

Westpac Banking Corporation ABN 33 007 457 141

Westpac GROUP

Pillar 3 report Table of contents

Structure of Pillar 3 report

Executive summary	3
Introduction	5
Group structure	7
Capital overview	8
Leverage ratio	12
Credit risk exposures	13
Securitisation	17
Liquidity coverage ratio	20
Appendix
Appendix I | APS330 Quantitative requirements	21
Disclosure regarding forward-looking statements	22

In this report references to ‘Westpac’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities (unless the context indicates otherwise).

In this report, unless otherwise stated or the context otherwise requires, references to ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars.

Any discrepancies between totals and sums of components in tables contained in this report are due to rounding.

In this report, unless otherwise stated, disclosures reflect the Australian Prudential Regulation Authority’s (APRA) implementation of Basel III.

Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

2 | Westpac Group June 2020 Pillar 3 Report

Pillar 3 report
Executive summary

Key capital ratios

	30 June 2020	31 March 2020	30 June 2019
Level 2 Regulatory capital structure
Common equity Tier 1 capital after deductions ($m)	48,679	47,982	44,459
Risk weighted assets (RWA) ($m)	450,564	443,905	422,164
Common equity Tier 1 capital ratio %	10.80	10.81	10.53
Additional Tier 1 capital ratio %	2.06	2.13	2.19
Tier 1 capital ratio %	12.86	12.94	12.72
Tier 2 capital %	3.13	3.35	1.78
Total regulatory capital ratio %	15.99	16.29	14.50
APRA leverage ratio %	5.88	5.66	5.67
Level 1 Regulatory capital structure
Common equity Tier 1 capital after deductions ($m)	49,305	48,482	43,376
Risk weighted assets (RWA) ($m)	443,613	437,137	411,240
Level 1 Common equity Tier 1 capital ratio %	11.11	11.09	10.55

CET1 capital ratio movement for Third Quarter 2020

The Common Equity Tier 1 (CET1) ratio of 10.80% at 30 June 2020 is little changed from the 31 March CET1 ratio of 10.81%. The cash earnings contribution for the quarter was largely offset by higher RWA and an increase in other capital deductions. Higher RWA reflects the impact of credit deterioration across the portfolio together with overlays for potential further deterioration. The ratio of RWA to Exposure at Default (EAD) increased by 1.4 percentage points since March 2020 to 38.4%1, which has reduced the CET1 ratio at 30 June 2020 by 30 basis points.

CET1 movement – Third Quarter 2020

Key movements in the CET1 capital ratio over the quarter due to:

•	3Q20 cash earnings of $1,318 million (29 basis point increase), which included impairment charges of $826 million. Impairment charges over the quarter have lifted the provision coverage, with the ratio of total provisions to credit RWA of 1.70% at 30 June 2020 up from 1.57% at 31 March 2020

•	RWA increase (27 basis point decrease), mainly driven by higher credit risk RWA from a deterioration in credit quality and overlays;

•	Foreign currency impacts (3 basis point decrease)[2] from the appreciation of the A$ against the NZ$ and US$; and

•	Capital deductions and other capital movements (6 basis point decrease), comprising deferred tax assets related to credit provisions (7 basis point decrease) and other deductions (2 basis point decrease), partially offset by the sale of the remaining holding in Pendal Group Limited (3 basis point increase). The capital deduction for regulatory expected loss remained at nil as eligible provisions still exceed regulatory expected loss at 30 June 2020.

1 Calculated as EAD/credit RWA excluding sovereigns, banks and standardised exposure classes.

2 Reflecting the net impact of movements in the foreign currency translation reserve and RWA.

Westpac Group June 2020 Pillar 3 Report | 3

Pillar 3 report
Executive summary

Risk Weighted Assets (RWA)

$m	30 June 2020	31 March 2020	30 June 2019
Risk weighted assets at Level 2
Credit risk	373,675	369,142	366,701
Market risk	9,486	8,396	8,037
Operational risk	54,090	54,093	41,266
Interest rate risk in the banking book (IRRBB)	6,849	5,305	2,745
Other	6,464	6,969	3,415
Total RWA	450,564	443,905	422,164
Total Exposure at Default	1,058,269	1,089,104	1,033,702

Total RWA increased $6.7 billion or 1.5% over the quarter mainly driven by an increase in credit risk RWA.

The $4.5 billion increase in credit risk RWA included:

•	An overlay to the probability of default for corporate, business lending and specialised lending[1] which led to a $7bn increase in RWA and an associated increase in regulatory expected loss of $323 million. In line with APRA guidance, ADI’s are permitted to maintain the existing internal rating of these borrowers and instead reflect the increase in credit risk (probability of default) of impacted borrowers through an overlay. This overlay will be reviewed regularly as individual customers are assessed and regradings are finalised.

•	Credit quality deterioration increasing RWA by $6.2 billion mainly comprising:

o	Mortgages up $3.6 billion primarily from a rise in customers in hardship. This reflects our approach to applying COVID-19 relief which means a number of customers were offered assistance through our hardship program. There is no impact to RWA from customers that are on repayment deferral packages in accordance with APRA guidance[2];

o	Downgrades across the corporate and business portfolios, which increased RWA by $2.1 billion; and

o	Small business and other portfolios up $0.5 billion mainly from an increase in defaulted and impaired loans.

•	Offset by a $8.7 billion decline in RWA from:

o	$1.8 billion from lower lending due to subdued demand across retail and business portfolios, and from exposure reductions in corporate;

o	Foreign currency translation impacts decreased RWA by $4.4 billion due to the appreciation of the A$ against the US$ and NZ$; and

o	A decrease in mark-to-market related credit risk and counterparty credit risk RWA of $2.5 billion.

Non-credit risk RWA increased $2.1 billion from higher market risk RWA (up $1.1 billion) and IRRBB (up $1.5 billion). These were partly offset by a $0.5 billion decrease in Other RWA.

Exposure at Default

Exposure at default (EAD) decreased $30.8 billion (or 2.8%) over the quarter, primarily due to lower sovereign associated with decreased liquidity needs and lower corporate exposures.

Leverage Ratio

The leverage ratio represents the amount of Tier 1 capital relative to exposure3. At 30 June 2020, Westpac’s leverage ratio was 5.88%, up 22 basis points since 31 March 2020.

Liquidity Coverage Ratio (LCR)

Westpac’s average LCR for the quarter ending 30 June 2020 was 146% (March quarter 2020: 140%)4.

1 The overlay has impacted the following assets classes: Corporate ($0.8 billion RWA, $22 million regulatory expected loss), Busines lending ($2.1 billion RWA, $88 million regulatory expected loss) and Specialised lending ($4.1 billion RWA, $213 million regulatory expected loss).

2 23 March 2020 ‘APRA advises regulatory approach to COVID-19 support’ and updated guidance on 8 July 2020 APRA updates regulatory approach to loans subject to repayment deferral’.

3 As defined under Attachment D of APS110: Capital Adequacy.

4 Calculated as a simple average of the daily observations over the relevant quarter.

4 | Westpac Group June 2020 Pillar 3 Report

Pillar 3 report Introduction

Westpac Banking Corporation is an Authorised Deposit–taking Institution (ADI) subject to regulation by the APRA. APRA has accredited Westpac to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings-Based approach (Advanced IRB) for credit risk and the Advanced Measurement Approach (AMA) for operational risk.

In accordance with APS330 Public Disclosure, financial institutions that have received this accreditation, such as Westpac, are required to disclose prudential information about their risk management practices on a semi-annual basis. A subset of this information must be disclosed quarterly.

In addition to this report, the regulatory disclosures section of the Westpac website1 contains the reporting requirements for:

•	Capital instruments under Attachment B of APS330; and

•	The identification of potential Global-Systemically Important Banks (G-SIB) under Attachment H of APS330 (disclosed annually).

Capital instruments disclosures are updated when:

•	A new capital instrument is issued that will form part of regulatory capital; or

•	A capital instrument is redeemed, converted into CET1 capital, written off, or its terms and conditions are changed.

[1]	http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

Westpac Group June 2020 Pillar 3 Report | 5

Pillar 3 report Group structure

Westpac seeks to ensure that it is adequately capitalised at all times. APRA applies a tiered approach to measuring Westpac’s capital adequacy1 by assessing financial strength at three levels:

•	Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single 'Extended Licensed Entity' (ELE) for the purposes of measuring capital adequacy;

•	Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and

•	Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities.

Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac’s financial strength on a Level 2 basis2.

The Westpac Group

The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation.

Accounting consolidation3

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including structured entities) controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the ‘Group’. The effects of all transactions between entities in the Group are eliminated. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases.

Group entities excluded from the regulatory consolidation at Level 2

Regulatory consolidation at Level 2 covers the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities:

•	insurance;

•	acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management;

•	non-financial (commercial) operations; or

•	special purpose entities to which assets have been transferred in accordance with the requirements of APS120 Securitisation.

Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital, with the exception of securitisation special purpose entities.

[1]	APS110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI.
[2]	Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report.
[3]	Refer to Note 31 of Westpac’s 2019 Annual Report for further details.

6 | Westpac Group June 2020 Pillar 3 Report

Pillar 3 report Group structure

Subsidiary banking entities

Westpac New Zealand Limited (WNZL), a wholly owned subsidiary entity, is a registered bank incorporated in New Zealand and regulated by the Reserve Bank of New Zealand (RBNZ). WNZL uses the Advanced IRB approach for credit risk and the AMA for operational risk. Other subsidiary banking entities in the Group include Westpac Bank-PNG-Limited and Westpac Europe Limited. For the purposes of determining Westpac’s capital adequacy subsidiary banking entities are consolidated at Level 2.

Restrictions and major impediments on the transfer of funds or regulatory capital within the Group

Minimum capital (‘thin capitalisation’) rules

Tax legislation in most jurisdictions in which the Group operates prescribes minimum levels of capital that must be retained in that jurisdiction to avoid a portion of the interest costs incurred in the jurisdiction ceasing to be tax deductible. Capital for these purposes includes both contributed capital and non-distributed retained earnings. Westpac seeks to maintain sufficient capital/retained earnings to comply with these rules.

Tax costs associated with repatriation

Repatriation of retained earnings (and capital) may result in tax being payable in either the jurisdiction from which the repatriation occurs or Australia on receipt of the relevant amounts. This cost would reduce the amount actually repatriated.

Intra-group exposure limits

Exposures to related entities are managed within the prudential limits prescribed by APRA in APS222 Associations with Related Entities1. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This limit structure and approval process, combined with APRA’s prudential limits, is designed to reduce the potential for unacceptable contagion risk.

Prudential regulation of subsidiary entities

Certain subsidiary banking, insurance and trustee entities are subject to local prudential regulation in their own right, including capital adequacy requirements and investment or intra-group exposure limits. Westpac seeks to ensure that its subsidiary entities are adequately capitalised and adhere to regulatory requirements at all times. There are no capital deficiencies in subsidiary entities excluded from the regulatory consolidation at Level 2.

On 4 November 2019, the RBNZ advised it would change WNZL’s conditions of registration to remove the 2% overlay applying to its minimum capital requirements from 31 December 2019. This overlay had been in place since 31 December 2017 following the RBNZ’s review of WNZL’s compliance with the RBNZ’s ‘Capital Adequacy Framework’ (Internal Models Based Approach) (BS2B).

On 2 April 2020, a decision was made by the RBNZ to freeze the distribution of dividends on ordinary shares by all banks in New Zealand during the period of economic uncertainty caused by COVID-19.

[1]	For the purposes of APS222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent ‘related entities’. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis.

Westpac Group June 2020 Pillar 3 Report | 7

Pillar 3 report Capital overview

Capital management strategy

Westpac’s approach to capital management seeks to ensure that it is adequately capitalised as an ADI. Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•	the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans;

•	consideration of both regulatory and economic capital requirements;

•	a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and

•	consideration of the perspectives of external stakeholders including rating agencies as well as equity and debt investors.

During the period of disruption caused by COVID-19, Westpac will seek to operate with the following principles in relation to capital:

•	prioritise maintaining capital strength;

•	retain capital to absorb further downside on credit quality and acknowledge a high degree of uncertainty regarding the length and depth of this stress;

•	allow for capital flexibility to support lending to customers; and

•	in line with APRA guidance, where necessary utilise some of the “unquestionably strong” buffer and seek to maintain a buffer above the regulatory minimum.

These principles take into consideration:

•	current regulatory capital minimums and the capital conservation buffer (CCB), which together are the Total CET1 Requirement. In line with the above, the Total CET1 Requirement for Westpac is at least 8.0%, based upon an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to D-SIBs[1], 2;

•	stress testing to calibrate an appropriate buffer against a downturn; and

•	quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

Westpac will revise its target capital levels once the medium to longer term impacts of COVID-19 are clearer, taking into account APRA’s expectations for the timing of any capital rebuilding required and the finalisation of APRA’s review of the capital adequacy framework.

APRA announcements on capital

On 27 July 2020, APRA released further capital management guidance for ADIs3. This guidance included APRA’s expectation that for 2020, ADIs will retain at least half of their earnings, actively use dividend reinvestment plans (DRPs) and/or other capital management initiatives to at least partially offset the diminution in capital from distributions and conduct regular stress testing to inform decision-making and demonstrate ongoing lending capacity. APRA also committed to ensuring that any rebuild of capital buffers, if required, will be conducted in a gradual manner. APRA noted that the implementation of the Basel III capital reforms, which will embed the ‘unquestionably strong’ level of capital in the framework, has been postponed to 1 January 2023.

[1]	Noting that APRA may apply higher CET1 requirements for an individual ADI.
[2]	If an ADI’s CET1 ratio falls below the Total CET1 Requirement (at least 8%), they face restrictions on the distribution of earnings, such as dividends, distribution payments on AT1 capital instruments and discretionary staff bonuses.
[3]	Letter to Authorised Deposit Taking institutions – Capital Management, 29 July 2020.

8 | Westpac Group June 2020 Pillar 3 Report

Pillar 3 report Capital overview

Westpac’s capital adequacy ratios

%	30 June 2020	31 March 2020	30 June 2019
The Westpac Group at Level 2
Common equity Tier 1 capital ratio	10.8	10.8	10.5
Additional Tier 1 capital	2.1	2.1	2.2
Tier 1 capital ratio	12.9	12.9	12.7
Tier 2 capital	3.1	3.4	1.8
Total regulatory capital ratio	16.0	16.3	14.5

The Westpac Group at Level 1
Common equity Tier 1 capital ratio	11.1	11.1	10.5
Additional Tier 1 capital	2.1	2.2	2.3
Tier 1 capital ratio	13.2	13.3	12.8
Tier 2 capital	3.2	3.4	1.9
Total regulatory capital ratio	16.4	16.7	14.7

Westpac New Zealand Limited’s capital adequacy ratios

%	30 June 2020	31 March 2020	30 June 2019
Westpac New Zealand Limited
Common equity Tier 1 capital ratio	11.9	11.4	12.0
Additional Tier 1 capital	2.6	2.7	2.7
Tier 1 capital ratio	14.5	14.1	14.7
Tier 2 capital	2.1	1.8	2.0
Total regulatory capital ratio	16.6	15.9	16.7

Westpac Group June 2020 Pillar 3 Report | 9

Pillar 3 report Capital overview

Capital requirements

This table shows risk weighted assets and associated capital requirements1 for each risk type included in the regulatory assessment of Westpac’s capital adequacy. More detailed disclosures on the prudential assessment of capital requirements are presented in the following sections of this report.

30 June 2020	IRB	Standardised	Total Risk	Total Capital

$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	76,303	1,012	77,315	6,185
Business lending	37,584	913	38,497	3,080
Sovereign	2,194	1,233	3,427	274
Bank	6,461	63	6,524	522
Residential mortgages	134,425	4,567	138,992	11,119
Australian credit cards	4,332	-	4,332	347
Other retail	10,594	796	11,390	911
Small business	17,638	-	17,638	1,411
Specialised lending	59,114	458	59,572	4,766
Securitisation	5,429	-	5,429	434
Mark-to-market related credit risk[3]	-	10,559	10,559	845
Total	354,074	19,601	373,675	29,894
Market risk			9,486	759
Operational risk			54,090	4,327
Interest rate risk in the banking book			6,849	548
Other assets[4]			6,464	517
Total			450,564	36,045

31 March 2020	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	78,288	1,087	79,375	6,350
Business lending	34,493	993	35,486	2,839
Sovereign	2,192	1,354	3,546	284
Bank	6,956	51	7,007	561
Residential mortgages	131,424	4,714	136,138	10,891
Australian credit cards	4,837	-	4,837	387
Other retail	11,594	805	12,399	992
Small business	16,812	-	16,812	1,345
Specialised lending	56,004	503	56,507	4,521
Securitisation	5,747	-	5,747	460
Mark-to-market related credit risk[3]	-	11,289	11,289	903
Total	348,347	20,795	369,142	29,533
Market risk			8,396	672
Operational risk			54,093	4,327
Interest rate risk in the banking book			5,305	424
Other assets[4]			6,969	558
Total			443,905	35,514

[1]	Total capital required is calculated as 8% of total risk weighted assets.
[2]	Westpac’s Standardised risk weighted assets are categorised based on their equivalent IRB categories.
[3]	Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.
[4]	Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

10 | Westpac Group June 2020 Pillar 3 Report

Pillar 3 report Capital overview

30 June 2019	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	73,728	1,720	75,448	6,036
Business lending	35,921	969	36,890	2,951
Sovereign	1,899	1,074	2,973	238
Bank	7,317	44	7,361	589
Residential mortgages	134,702	5,155	139,857	11,189
Australian credit cards	5,741	-	5,741	459
Other retail	12,898	917	13,815	1,105
Small business	16,331	-	16,331	1,307
Specialised lending	53,887	446	54,333	4,347
Securitisation	5,749	-	5,749	460
Mark-to-market related credit risk[3]	-	8,203	8,203	656
Total	348,173	18,528	366,701	29,337
Market risk			8,037	643
Operational risk			41,266	3,301
Interest rate risk in the banking book			2,745	220
Other assets[4]			3,415	273
Total			422,164	33,774

[1]	Total capital required is calculated as 8% of total risk weighted assets.
[2]	Westpac’s Standardised risk weighted assets are categorised based on their equivalent IRB categories.
[3]	Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.
[4]	Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

Westpac Group June 2020 Pillar 3 Report | 11

Pillar 3 report Leverage ratio disclosure

Leverage ratio

The following table summarises Westpac’s leverage ratio. This has been determined using APRA’s definition of the leverage ratio as specified in APS110 Capital Adequacy.

$ billion	30 June 2020	31 March 2020	31 December 2019	30 September 2019
Tier 1 Capital	57.9	57.5	56.8	55.1
Total Exposures	985.6	1,014.2	948.7	968.8
Leverage ratio	5.9%	5.7%	6.0%	5.7%

12 | Westpac Group June 2020 Pillar 3 Report

Pillar 3 report
Credit risk exposures

Summary credit risk disclosure

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
30 June 2020	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 9 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	135,178	76,303	820	580	425	236	(4)
Business lending	54,710	37,584	805	538	377	206	55
Sovereign	116,800	2,194	1	1	-	-	-
Bank	23,919	6,461	7	7	-	-	-
Residential mortgages	551,420	134,425	1,898	1,125	379	102	96
Australian credit cards	17,649	4,332	269	195	127	75	247
Other retail	14,110	10,594	573	359	387	213	196
Small business	33,099	17,638	669	393	816	294	55
Specialised Lending	64,943	59,114	1,011	790	59	25	1
Securitisation	27,135	5,429	-	-	-	-	-
Standardised[2]	19,306	19,601	-	-	49	20	1
Total	1,058,269	373,675	6,053	3,988	2,619	1,171	647

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
31 March 2020	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 6 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	146,529	78,288	787	547	363	232	(4)
Business lending	54,428	34,493	669	413	347	195	35
Sovereign	127,064	2,192	2	2	-	-	-
Bank	26,633	6,956	9	9	-	-	-
Residential mortgages	553,866	131,424	1,788	1,229	404	114	67
Australian credit cards	18,601	4,837	314	238	123	92	164
Other retail	15,223	11,594	601	419	312	218	135
Small business	33,181	16,812	557	378	501	183	39
Specialised Lending	65,866	56,004	813	583	52	26	1
Securitisation	28,097	5,747	-	-	-	-	-
Standardised[2]	19,616	20,795	-	-	52	19	-
Total	1,089,104	369,142	5,540	3,818	2,154	1,079	437

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
30 June 2019	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 9 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	134,686	73,728	554	468	161	75	(5)
Business lending	55,274	35,921	646	428	294	160	33
Sovereign	80,171	1,899	2	2	-	-	-
Bank	26,224	7,317	8	8	-	-	-
Residential mortgages	562,101	134,702	1,708	1,139	422	119	87
Australian credit cards	18,493	5,741	355	283	116	74	235
Other retail	16,375	12,898	619	448	310	169	246
Small business	33,429	16,331	504	347	399	164	53
Specialised Lending	63,525	53,887	780	554	108	41	11
Securitisation	26,169	5,749	-	-	-	-	-
Standardised[2]	17,255	18,528	-	-	62	17	2
Total	1,033,702	366,701	5,176	3,677	1,872	819	662

[1]	Includes regulatory expected losses for defaulted and non-defaulted exposures.
[2]	Includes mark-to-market related credit risk.

Westpac Group June 2020 Pillar 3 Report | 13

Pillar 3 report
Credit risk exposures

Exposure at Default by major type

30 June 2020	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[1]
Corporate	61,212	60,146	13,820	135,178	140,854
Business lending	42,209	12,501	-	54,710	54,569
Sovereign	103,877	1,675	11,248	116,800	121,932
Bank	14,237	2,010	7,672	23,919	25,276
Residential mortgages	484,540	66,880	-	551,420	552,643
Australian credit cards	7,268	10,381	-	17,649	18,125
Other retail	10,841	3,269	-	14,110	14,667
Small business	26,023	7,076	-	33,099	33,140
Specialised lending	53,231	9,652	2,060	64,943	65,405
Securitisation[2]	21,554	5,457	124	27,135	27,616
Standardised	12,838	1,211	5,257	19,306	19,461
Total	837,830	180,258	40,181	1,058,269	1,073,688

31 March 2020	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	12 months ended[3]
Corporate	69,038	57,950	19,541	146,529	140,586
Business lending	42,083	12,345	-	54,428	54,546
Sovereign	119,847	1,857	5,360	127,064	102,570
Bank	14,899	2,415	9,319	26,633	27,505
Residential mortgages	486,270	67,596	-	553,866	555,459
Australian credit cards	8,218	10,383	-	18,601	18,434
Other retail	11,881	3,342	-	15,223	15,607
Small business	26,181	7,000	-	33,181	33,311
Specialised lending	54,066	9,750	2,050	65,866	65,739
Securitisation[2]	22,690	5,276	131	28,097	27,269
Standardised	13,476	1,162	4,978	19,616	19,992
Total	868,649	179,076	41,379	1,089,104	1,061,018

30 June 2019	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[4]
Corporate	63,514	59,650	11,522	134,686	135,094
Business lending	43,029	12,245	-	55,274	54,787
Sovereign	76,109	1,518	2,544	80,171	79,872
Bank	16,609	2,236	7,379	26,224	25,848
Residential mortgages	488,220	73,881	-	562,101	560,131
Australian credit cards	9,477	9,016	-	18,493	18,672
Other retail	12,974	3,401	-	16,375	16,479
Small business	26,622	6,807	-	33,429	33,355
Specialised lending	51,704	10,503	1,318	63,525	64,153
Securitisation[2]	20,619	5,354	196	26,169	26,049
Standardised	13,451	1,149	2,655	17,255	17,322
Total	822,328	185,760	25,614	1,033,702	1,031,766

[1]	Average is based on exposures as at 30 June 2020 and 31 March 2020.
[2]	The EAD associated with securitisations is for the banking book only.
[3]	Average is based on exposures as at 31 March 2020, 31 December 2019, and 30 September 2019.
[4]	Average is based on exposures as 30 June 2019 and 31 March 2019.

14 | Westpac Group June 2020 Pillar 3 Report

Pillar 3 report
Credit risk exposures

Loan impairment provisions

APS220 Credit Quality requires that Westpac report specific provisions and a General Reserve for Credit Loss (GRCL). All Individually Assessed Provisions (IAP) raised under Australian Accounting Standards (AAS) are classified as specific provisions. All Collectively Assessed Provisions (CAP) raised under AAS are either classified into specific provisions or a GRCL.

30 June 2020	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions
for impaired loans	607	564	1,171
for defaulted but not impaired loans	NA	860	860
For Stage 2	NA	2,167	2,167
Total Specific Provision[1]	607	3,591	4,198
General Reserve for Credit Loss[1]	NA	2,172	2,172
Total provisions for ECL	607	5,763	6,370

31 March 2020	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions
for impaired loans	606	473	1,079
for defaulted but not impaired loans	NA	628	628
For Stage 2	NA	2,184	2,184
Total Specific Provision[1]	606	3,285	3,891
General Reserve for Credit Loss[1]	NA	1,900	1,900
Total provisions for ECL	606	5,185	5,791

30 June 2019	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions
for impaired loans	438	381	819
for defaulted but not impaired loans	NA	573	573
For Stage 2	NA	1,281	1,281
Total Specific Provision[1]	438	2,235	2,673
General Reserve for Credit Loss[1]	NA	1,394	1,394
Total provisions for ECL	438	3,629	4,067

1 Provisions classified according to APRA’s letter dated 4 July 2017 “Provisions for regulatory purposes and AASB 9 financial instruments”.

Westpac Group June 2020 Pillar 3 Report | 15

Pillar 3 report Credit risk exposures

Impaired and past due loans

The following tables disclose the crystallisation of credit risk as impairment and loss. Analysis of exposures defaulted not impaired, impaired loans, related provisions and actual losses is broken down by concentrations reflecting Westpac’s asset categories.1

			Specific	Specific	Actual
30 June 2020	Defaulted	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired[1]	Loans	Impaired Loans	Impaired Loans	9 months ended
Corporate	89	425	236	56%	(4)
Business lending	568	377	206	55%	55
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	6,692	379	102	27%	96
Australian credit cards	-	127	75	59%	247
Other retail	2	387	213	55%	196
Small business	516	816	294	36%	55
Specialised lending	331	59	25	42%	1
Securitisation	-	-	-	-	-
Standardised	105	49	20	41%	1
Total	8,303	2,619	1,171	45%	647

			Specific	Specific	Actual
31 March 2020	Defaulted	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired[1]	Loans	Impaired Loans	Impaired Loans	12 months ended
Corporate	91	363	232	64%	(4)
Business lending	474	347	195	56%	35
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	4,050	404	114	28%	67
Australian credit cards	-	123	92	75%	164
Other retail	-	312	218	70%	135
Small business	359	501	183	37%	39
Specialised lending	357	52	26	50%	1
Securitisation	-	-	-	-	-
Standardised	78	52	19	37%	-
Total	5,409	2,154	1,079	50%	437

			Specific	Specific	Actual
30 June 2019	Defaulted	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired[1]	Loans	Impaired Loans	Impaired Loans	9 months ended
Corporate	95	161	75	47%	(5)
Business lending	423	294	160	54%	33
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	3,872	422	119	28%	87
Australian credit cards	-	116	74	64%	235
Other retail	-	310	169	55%	246
Small business	331	399	164	41%	53
Specialised lending	315	108	41	38%	11
Securitisation	-	-	-	-	-
Standardised	65	62	17	27%	2
Total	5,101	1,872	819	44%	662

1 Includes items past 90 days not impaired.

16 | Westpac Group June 2020 Pillar 3 Report

Pillar 3 report Securitisation

Banking book summary of securitisation activity by asset type

For the 3 months ended
30 June 2020	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	46,347	-
Credit cards	-	-
Auto and equipment finance	-	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	46,347	-

For the 6 months ended
31 March 2020	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	19,547	-
Credit cards	-	-
Auto and equipment finance	318	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	19,865	-

For the 3 months ended
30 June 2019	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	4,137	-
Credit cards	-	-
Auto and equipment finance	305	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	4,442	-

Westpac Group June 2020 Pillar 3 Report | 17

Pillar 3 report Securitisation

Banking book summary of on and off-balance sheet securitisation by exposure type

30 June 2020	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	8,165	37	8,202
Liquidity facilities	-	-	287	287
Funding facilities	2,702	-	1,049	3,751
Underwriting facilities	-	-	-	-
Lending facilities	527	-	291	818
Warehouse facilities	10,160	-	3,917	14,077
Total	13,389	8,165	5,581	27,135

31 March 2020	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	8,583	39	8,622
Liquidity facilities	-	-	306	306
Funding facilities	3,163	-	783	3,946
Underwriting facilities	-	-	-	-
Lending facilities	536	-	299	835
Warehouse facilities	10,408	-	3,980	14,388
Total	14,107	8,583	5,407	28,097

30 June 2019	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	8,817	34	8,851
Liquidity facilities	-	-	356	356
Funding facilities	2,388	-	1,483	3,871
Underwriting facilities	-	-	-	-
Lending facilities	8	-	298	306
Warehouse facilities	9,409	-	3,376	12,785
Total	11,805	8,817	5,547	26,169

18 | Westpac Group June 2020 Pillar 3 Report

Pillar 3 report Securitisation

Trading book summary of on and off-balance sheet securitisation by exposure type1

30 June 2020	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	18	-	18
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	109	109
Other derivatives	-	-	18	18
Total	-	18	127	145

31 March 2020	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	92	-	92
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	116	116
Other derivatives	-	-	16	16
Total	-	92	132	224

30 June 2019	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	14	-	14
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	59	59
Other derivatives	-	-	13	13
Total	-	14	72	86

[1]	EAD associated with trading book securitisation is not included in EAD by major type on page 14. Trading book securitisation exposure is captured and risk weighted under APS116 Capital Adequacy: Market Risk.

Westpac Group June 2020 Pillar 3 Report | 19

Pillar 3 report Liquidity Coverage Ratio

Liquidity Coverage Ratio (LCR)

Westpac’s LCR as at 30 June 2020 was 140%1 (31 March 2020: 154%) and the average LCR for the quarter was 146%2 (31 March 2020: 140%).

Liquid assets included in the LCR comprise High Quality Liquid Assets (HQLA), the Committed Liquidity Facility (CLF) offered by the Reserve Bank of Australia and additional qualifying Reserve Bank of New Zealand securities. LCR liquid assets also includes Westpac’s Initial Allowance and Additional Allowance of the Term Funding Facility (TFF) of $21.1 billion.

Westpac’s portfolio of HQLA averaged $112.2 billion over the quarter2.

Funding is sourced from retail, small business, corporate and institutional customer deposits and wholesale funding. Westpac seeks to minimise the outflows associated with this funding by targeting customer deposits with lower LCR outflow rates and actively manages the maturity profile of its wholesale funding portfolio. Westpac maintains a buffer over the regulatory minimum of 100%.

		30 June 2020		31 March 2020
$m		Total unweighted value (average)[2]	Total weighted value (average)[2]	Total unweighted value (average)[2]	Total weighted value (average)[2]
Liquid assets, of which:
1	High-quality liquid assets (HQLA)		112,215		98,611
2	Alternative liquid assets (ALA)		64,641		46,069
3	Reserve Bank of New Zealand (RBNZ) securities		8,524		8,238

Cash Outflows
4	Retail deposits and deposits from small business customers, of which:	260,515	23,415	252,779	22,866
5	Stable deposits	127,633	6,382	121,722	6,086
6	Less stable deposits	132,882	17,033	131,057	16,780

7	Unsecured wholesale funding, of which:	163,325	78,824	133,858	65,160
8	Operational deposits (all counterparties) and deposits in networks for cooperative banks	65,410	16,277	53,192	13,224
9	Non-operational deposits (all counterparties)	86,445	51,077	68,623	39,893
10	Unsecured debt	11,470	11,470	12,043	12,043

11	Secured wholesale funding		-		-

12	Additional requirements, of which:	197,854	30,143	193,136	28,113
13	Outflows related to derivatives exposures and other collateral requirements	15,071	15,071	12,582	12,582
14	Outflows related to loss of funding on debt products	546	546	1,269	1,269
15	Credit and liquidity facilities	182,237	14,526	179,285	14,262

16	Other contractual funding obligations	324	324	526	526
17	Other contingent funding obligations	38,670	3,331	42,212	3,642

18	Total cash outflows		136,037		120,307

Cash inflows
19	Secured lending (e.g. reverse repos)	5,906	-	6,381	-
20	Inflows from fully performing exposures	10,458	6,216	11,675	7,057
21	Other cash inflows	2,791	2,791	4,282	4,282
22	Total cash inflows	19,155	9,007	22,338	11,339

23	Total liquid assets		185,380		152,918
24	Total net cash outflows		127,030		108,968
25	Liquidity Coverage Ratio (%)		146%		140%
	Number of data points used		63		64

[1]	Calculated as total liquid assets divided by total net cash outflows.
[2]	Calculated as a simple average of the daily observations over the quarter.

20 | Westpac Group June 2020 Pillar 3 Report

Pillar 3 report Appendix I - APS330 quantitative requirements

The following table cross-references the quantitative disclosure requirements outlined in Attachment C of APS330 to the quantitative disclosures made in this report.

APS330 reference		Westpac disclosure	Page
General Requirements
Paragraph 49		Summary leverage ratio	12

Attachment C
Table 3: Capital Adequacy	(a) to (e) (f)	Capital requirements Westpac’s capital adequacy ratios Capital adequacy ratios of major subsidiary banks	10 8 8
Table 4: Credit Risk - general disclosures	(a) (b) (c)	Exposure at Default by major type Impaired and past due loans General reserve for credit loss	14 16 15
Table 5: Securitisation exposures	(a) (b)

Banking Book summary of securitisation activity by asset type

Banking Book summary of on and off-balance sheet securitisation by exposure type

Trading Book summary of on and off-balance sheet securitisation by exposure type

			17 18 19
Attachment F
Table 20: Liquidity Coverage Ratio disclosure template		Liquidity Coverage Ratio disclosure	20

Exchange rates

The following exchange rates were used in this report, and reflect spot rates for the period end.

	$30 June 2020	31 March 2020	30 June 2019
USD	0.6856	0.6191	0.7014
GBP	0.5584	0.5017	0.5534
NZD	1.0698	1.0264	1.0461
EUR	0.6114	0.5620	0.6168

Westpac Group June 2020 Pillar 3 Report | 21

Pillar 3 report Disclosure regarding forward-looking statements

This report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to:

●	the effect of the global COVID-19 pandemic, which has had, and is expected to continue to have, a negative impact on our business and global economic conditions, adversely affect a wide-range of Westpac's customers, create increased volatility in financial markets and may result in increased impairments, defaults and write-offs;

●	disruptions to our business and operations and to the business and operations of key suppliers, third party contractors and customers connected with the COVID-19 pandemic;

●	the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

●	regulatory investigations, reviews, and other actions, inquiries, litigation, fines, penalties, restrictions or other regulator imposed conditions, including as a result of our actual or alleged failure to comply with laws (such as financial crime laws), regulations or regulatory policy;

●	internal and external events which may adversely impact Westpac's reputation;

●	information security breaches, including cyberattacks;

●	reliability and security of Westpac's technology and risks associated with changes to technology systems;

●	the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

●	market volatility, including uncertain conditions in funding, equity and asset markets;

●	adverse asset, credit or capital market conditions;

●	an increase in defaults in credit exposures because of a deterioration in economic conditions;

●	the conduct, behaviour or practices of Westpac or its staff;

●	changes to Westpac's credit ratings or to the methodology used by credit rating agencies;

●	levels of inflation, interest rates (including low or negative rates), exchange rates and market and monetary fluctuations;

●	market liquidity and investor confidence;

●	changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries (including as a result of tariffs and protectionist trade measures) in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share, margins and fees, and control expenses;

●	the effects of competition, including from established providers of financial services and from non-financial service entities in the geographic and business areas in which Westpac conducts its operations;

●	the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

●	the effectiveness of Westpac's risk management policies, including internal processes, systems and employees;

●	the incidence or severity of Westpac-insured events;

●	the occurrence of environmental change (including as a result of climate change) or external events in countries in which Westpac or its customers or counterparties conduct their operations;

●	changes to the value of Westpac's intangible assets;

●	changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

●	the success of strategic decisions involving diversification or innovation, in addition to business expansion activity, business acquisitions and the integration of new businesses; and

●	various other factors beyond Westpac's control.

22 | Westpac Group June 2020 Pillar 3 Report

Pillar 3 report Disclosure regarding forward-looking statements

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac refer to ‘Risk factors’ in Westpac’s 2020 Interim Financial Results Announcement. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation to update any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, after the date of this report.

Westpac Group June 2020 Pillar 3 Report | 23